EXHIBIT #2

Form 51-102F1

Annual Management Discussion and Analysis

For

Pacific North West Capital Corp.

Management Discussion & Analysis

Pacific North West Capital Corp.

The following discussion and analysis is Management’s assessment of the results and financial condition of Pacific North West Capital Corp. (the “Company” or “PFN”) for the year ended April 30, 2008 and related notes. The date of this Management’s discussion and analysis is July 10, 2008. Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Pacific North West Capital Corp.

Pacific North West Capital Corp. is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit in Canada and the United States with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

PROJECT OVERVIEW:

River Valley, Ontario

On November 5, 2007, the Company announced that the 9B $525,000 budget for continued evaluation of the Interior River Valley Intrusive (RVI) has been approved for the River Valley PGM Project by joint venture partner Anglo Platinum Limited ("Anglo Platinum"); the world's largest primary producer of platinum. The River Valley Project is located near Sudbury, Ontario and Pacific North West Capital Corp. is the project operator. The objective of the 2007/2008 program was to define the new PGM mineralization that could expand the potential of the project.  These new areas appear to be reflected by geophysical (magnetic and IP) responses within the RVI.  Further ground sampling, stripping, channelling and continued evaluation on the Interior RV intrusive has largely been completed.  Due to recent upward trends in Platinum Group Metal prices, the project is currently in review. The River Valley PGM Project is Joint Ventured 50/50 with Anglo Platinum Limited.  Anglo Platinum has committed over $22 million to the River Valley Project to date and may earn a 60% interest in the project by completing a feasibility study and a 65% interest by funding it through to production.

West Timmins, Ontario

The West Timmins Nickel Project was obtained by an Option/Joint Venture with Xstrata Nickel, whereby PFN may earn a 100% interest in the Project. The West Timmins Project covers 355 km2 (26,928 hectares), some 60 kms west of Timmins, Ontario. The West Timmins Project is located adjacent to Xstrata’s profitable Montcalm Mine west of Timmins.  The drill programs were to test coincident deep EM and magnetic targets to the south of the mine as well as airborne conductors with related     anomalous geochemical responses located in the northwest part of the property that returned anomalous values of nickel and zinc. Additional work is planned to evaluate an extensive geological target area south of the mine that has  returned historical Nickel values.

On June 15, 2007, the Company announced that the diamond drill program that commenced on May 11, 2007 has doubled to evaluate additional geophysical and geological targets along with the deep EM conductors (to depths of 200 metres). The meterage was increased to 4000 meters to test earlier indicated targets south of the Montcalm Mine as well as others within the Montcalm Intrusive Complex (MIC).

The drill program continued to evaluate deep conductive targets, identified from a Pulse EM survey, with coincident magnetic signatures similar to those identified over the Montcalm Mine mineralization. These drill targets are also supported by the identification of a geological environment from previous drill results in 2005, to the south-west of the Montcalm Mine, similar to that hosting the ore mineralization (Cu-Ni) in the Montcalm Mine.

Numerous other anomalies, in the MIC, delineated by airborne EM (AeroTEM), downhole geophysics, and geochemical techniques (MMI survey) still remain to be drill tested. Other geological target areas within the MIC have to be evaluated by ground reconnaissance surveys. These follow-up programs are expected to be initiated later in the year.

On 20 August 2007, the Company announced that it has completed Phase One of a 4,000 metre drill program on its West Timmins Nickel property. The first phase consisted of 8 diamond drill holes (2534 metres) testing deep EM and off-hole Pulse EM targets south of Xstrata's Montcalm Mine. The balance of the program (1,500 metres) has been completed. The drill targets are geophysical expressions similar to those that have been noted over the Montcalm deposit, as well as, off-hole conductors identified from the down-hole surveys in the 2005 drill program.

The Phase One drill holes intersected multiple zones of disseminated to massive sulphides in 5 of the 8 holes with anomalous copper and nickel assay values. Drill hole WTM-16 returned 0.11% Cu and 0.16% Ni over 2 .0 metres within a wider envelope of mineralization, 0.07% Cu and 0.09% Ni over 5.0 metres. All analysis from the drill program have been carried out by Accurassay Laboratories from Thunder Bay, Ontario.

In a continuing effort to evaluate the Montcalm Intrusive, a deep penetrating UTEM survey has been completed and the results are currently being reviewed to develop diamond drill targets south of the Montcalm Ni-Cu mine.

Coldwell, Ontario

On September 18, 2007, the Company announced that it completed the acquisition of three new PGM projects within the Alkaline Coldwell Intrusive Complex which hosts a number of PGE and copper showings and occurrences. The three groups of 71 mineral claims (968 units or 38,270 acres) have been designated Coldwell West, Coldwell Central and Coldwell South. The projects are 100% owned by PFN and are centrally situated approximately 215 km north east of the city of Thunder Bay, 10 km north of the town of Marathon, and 40 km west of the prolific Hemlo Gold Camp.

The project is broken into four different groups of claims in and around the Coldwell Intrusive Complex (CIC) along the north shore of Lake Superior west of the Hemlo gold camp.  The Company has a 100% interest in these groups of claims.  The CIC hosts a number of copper-nickel-PGE mineral occurrences and showings of which the Marathon Deposit is being evaluated for production.  The Company’s holdings are one of the largest in the area.  An exploration program of preliminary prospecting, lake bottom geochemical sediment sampling and an airborne EM and Magnetic survey was initiated to evaluate the claims.  The results of this work have indicated a number of geochemical as well as geophysical targets which will have to be ground proved in 2008.  A joint venture partner is also being looked for to evaluate the large holdings.

The PGE and Copper mineralization in the Coldwell has been associated with the Eastern Border Gabbro unit which hosts Benton Resources Ltd 's Skipper Lake, Four Dam Lake occurrences within the Bermuda Property, as well as Marathon PGM Corporation's PGE-Cu Project deposit.

A $900,000 exploration program that commenced in the fall of 2007 focused on Gabbro suites of the Coldwell complex.  Compilation of historical data along with prospecting, mapping, and lake bottom geochemical sampling surveys have been completed and a 2008 program is currently underway to follow up on the results.  Our objective of the 2008 program is to outline drill targets for the latter part of the year.

Goodchild, Ontario

During the year, the Company acquired 28 mineral claims by staking in the Goodchild area of Ontario.  These claims have been grouped into our work in the Coldwell region.

Walsh Township, Ontario

By agreement dated 1 January 2008 the Company may earn up to a 100% interest in the Walsh Township Option.  The property is located in the Coldwell Area of northern Ontario.

Under the terms of the Agreement, the Company, at its option, will keep the claims in good standing over a three-year period in order to vest with a 100% interest in the project after making total payments of $60,000 and issuing 190,000 Company shares.  If the project continues beyond the three years the prospectors will be paid $25,000 in each of year four and five as an advanced royalty on any production.  An additional 100,000 shares will be issued upon vesting of 100% interest if the results of feasibility studies are positive.  The property is subject to a 2.0% NSR.  The Company shall have the right to purchase a 1% NSR for $1,000,000.

Swayze Joint Venture, Ontario  (Old: Nickel Muir, Ontario)

The Company entered into a 50:50 joint venture agreement with Benton Resources Corp on February 12, 2008. The Agreement states that both Companies agree to bear all expenditures and participate in a single purpose unincorporated Joint Venture for the purpose of carrying out all mineral exploration for a three year period, totalling a minimum of $1,200,000.  Benton will act as Operator for the project and will be responsible for carrying out all exploration activities.

The Swayze Joint Venture Project is situated in the Swayze Greenstone Belt, approximately 100km south-west of Timmins, Ontario and incorporates some fifty townships. The Swayze Greenstone Belt represents the western extension of the Abitibi Greenstone Belt, which is the host to numerous ultramafic-hosted nickel deposits including the producing Redstone Mine (Liberty) south of Timmins as well as the newly discovered Golden Chalice occurrence.

Raglan Hills, Ontario (Old: South Renfrew, Ontario)

On December 11, 2007 the Company entered into a 50:50 joint venture agreement with First Nickel Inc. to undertake exploration on the Raglan Hills Project, both companies agree to bear all expenditures and participate in a single purpose   unincorporated Joint Venture for the purpose of carrying out all mineral exploration.

First Nickel will act as operator for the project and will be responsible for carrying out all exploration activities.  The Raglan Hills Project is situated northeast of Bancroft in the Province of Ontario and comprises 21 claim blocks totalling 2,752 hectares.  The Complex is a differentiated mafic intrusive composed primarily of meta-gabbro with lesser proportions of meta-pyroxenite.  The exploration program will be designed to identify and test priority areas within the property boundaries.

East Sudbury, Ontario

During the year, the Company acquired 124 mineral claims by staking in the Sudbury area of Ontario.  Management is currently designing a program to begin exploration on this claim group.

North Duluth, Ontario

During the year, the Company spent $3,038 related to the acquisition of the 10 mineral claims in the Crystal Lake Area south of Thunder Bay, Ontario. As of 30 April 2008, the Company was still in the process of acquiring title to these staked mineral claims

SOQUEM - Taureau, Quebec

The Company entered into a 50/50 joint venture cooperation agreement with SOQUEM Inc. ("SOQUEM") in order to evaluate platinum properties in Quebec, within a designated Area of Mutual Interest ("AMI").  There were no significant assay results reported from the field evaluation programs.  There remain three target areas indicated from the regional compilation.  These will be evaluated in 2008 for PGM mineralization.  All funding will be shared on a 50:50 basis.

SOQUEM INC. is a wholly owned subsidiary of the Société Générale de Financement du Québec ("SGF"). The mission of the SGF, an industrial and financial holding company, is to undertake economic development projects in the industrial sector in cooperation with partners and in compliance with the economic development policies of the Government of Québec.  SOQUEM's head office is located in Val d'Or, with a regional office in Chibougamau.

The Taureau reconnaissance program continued to evaluate mafic intrusions for PGM mineralization in a defined AMI within the Grenville Province of Québec during 2007 (phase 2).  A $370,000 Phase III program has begun and is currently ongoing to complete the evaluations of the originally identified mafic intrusions in the AMI.

SOQUEM is acting as manager of the 50/50 Cooperation Agreement. The parties have equal representation consisting of two members each on a Technical Committee responsible for setting programs, budgets, and schedules.

SOQUEM - Cheneville, Quebec

This is a new joint venture project with SOQUEM resulting from PGM assay values returned from the Cheneville mafic intrusive target. The assays initiated a staking program as well as an airborne survey that identified magnetic and conductive features which were evaluated in the field with prospecting, sampling, geophysical, and mapping programs.

This work has identified a couple of target areas related to mafic intrusive that will require additional evaluation in 2008.  All funding will be shared on a 50:50 basis.

On February 27, 2008, the Company announced that it has received the final report for the 2007 work on the new Cheneville claim group in the Province of Québec, over conductive trends defined by an airborne EM and magnetic survey. A new sulphide mineralized showing associated with a mafic intrusion has been identified on the property approximately 18 kilometres west of the original Cheneville showing (average 1.17gpt Pd, 0.14gpt Pt, 0.29gpt Au, 1.62 Cu, and 0.35% Ni). Additional work in 2008 will be required to determine the extent and grades of this new occurrence.

Glitter Lake, Quebec

The Glitter Lake Project is an option from Canalaska Uranium Ltd. in which the Company can earn 70% with a working commitment.  The property is on strike with the old Horden Lake nickel-copper occurrence and has seen a number of historical drill holes testing the mineralization.

On April 1, 2008 the Company signed an amended agreement with Canalaska Uranium Ltd. whereby a total of $200,000 must be spent by April 15, 2009 with an additional $300,000 to be spent by April 15, 2010. To date PFN has completed exploration expenditures in the amount of $214,953 fulfilling its 2003 and 2007 exploration commitments.

Nickel Plats, Saskatchewan

The Company has optioned the Nickel Plats Property, approximately 50 km north of Laronge, Saskatchewan.  The property covers a nickel-copper occurrence within a sulphide rich (pyrrhotite, chalcopyrite and pyrite) gabbro intrusive (1.7 million tons grading 0.74% combined nickel-copper (Non-43-101 compliant)).

The Company may acquire a 100% interest in the property by committing up to $750,000 of exploration expenditures and issuing up to 300,000 common shares over a three year period; and making a total cash payment of up to $90,000 in a two year period, all subject to 2% NSR (1% buy back) plus advanced royalties up to $120,000.

On June 14, 2007, the Company completed its first phase of property acquisitions and has optioned the Nickel Plats Property.  Exploration work in the mid sixties (23 drill holes 15 inclined, 8 vertical) indicated an open pit resource of 4.2 million tons grading 0.30% Ni and 0.08% Cu. In the late 1980s, additional definition drilling (6 inclined holes) indicated an underground resource of 1.7 million tons grading 0.74% combined nickel-Copper (Non-43-101 compliant).  The company's objective is to update the geological model, bring the initial resource to a 43-101 compliant status and expand it by step-out drilling.

On June 28, 2007, the Company announced that it completed its second phase of property acquisitions adjacent to the Nickel Plats property. An additional five square kilometres has been added to the Nickel Plats project.  The additional claims are considered to be the strike extension of the Nickel-Copper mineralization identified on the Nickel Plats project.

On October 10, 2007, the Company announced that it acquired an additional 18,800 acres or 75 square kilometres of prospective ground in the area of the Nickel Plats Project. The current land package totals 20,600 acres.  After evaluating historical and Saskatchewan government data files, additional ground was been acquired to cover identified mafic intrusions in the area around the Nickel Plats Project.

On April 17, 2008, the Company announced that the 2284 kilometre Geotech Ltd., helicopter-borne VTEM (Versatile Time Domain Electromagnetic) geophysical survey has been completed over the Nickel Plats mineral claim holdings in Saskatchewan.  Future work within the property will be directed to define, and expand a mineral resource to NI 43-101 standards.

North Voisey, Labrador

The three claim blocks staked approximately 60 km north of the Voisey Bay deposit, are on a geophysical trend that has returned new interesting nickel and copper assays.  These are 100% held by the Company and data for the area is in the process of being compiled.  A joint venture partner for the property is being sought.

On June 21, 2007, the Company announced that as part of its ongoing aggressive Platinum Group Metal and Nickel acquisition program, PFN is finalizing a series of new nickel acquisitions in the province of Newfoundland and Labrador.  Management believes that the province of Labrador and Newfoundland has untapped mineral potential and is under explored.

Utilizing new mining exploration technologies which have been enhanced significantly in the last 10 years, Labrador has undiscovered potential for the discovery of new world class deposits similar to CVRD Inco Limited's Voisey Bay copper-nickel deposit.  Management is finalizing its plans for its Phase One exploration program on this project.

Winter Lake, Northwest Territories

The staked ground in the Northwest Territories north east of Yellowknife, was acquired in an area where new interesting nickel assays had been reported.  Any field activity on the two claim groups, 100% held by the Company, will be subject to results of data being compiled.

Goodnews Bay, Alaska

The Goodnews Bay Project (GBPP) was acquired by option from the Calista Corporation, a native corporation in Alaska.  The 2007 summer program of field basal geochemical soil and rock sampling and geological mapping was carried out in the Suzie and Red Mountain areas.  The sampling programs' platinum results have been encouraging, indicating further follow up work will be required in 2008 to evaluate these targets.  This work is being funded by Stillwater Mining Company (“Stillwater”) under the February 28, 2007 option agreement (the "Option Agreement") that the Company entered into with Stillwater pertaining to ongoing exploration on the property and funding reconnaissance exploration on other Alaskan exploration projects.

Under the terms of the Option Agreement, Stillwater will spend $4 million to earn 50% of the property by December 31, 2010.  Stillwater may elect to increase its interest to 60% by incurring an additional $8 million in exploration expenditures within an additional two year period or upon completion of a feasibility study, whichever occurs first.  Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the property into commercial production within an   additional three years.  The Company will be the project manager during the option period, as defined in the Option Agreement and will receive a management fee. On January 16, 2008, the Company announced that it had finalized the Option / Joint Venture Agreement on the Goodnews Bay Platinum Project with Stillwater Mining Company (Stillwater).

The Goodnews Bay Project agreement was subject to approval by Calista Corporation which provided its approval in December 2007. Calista Corporation is the second largest landowner of 13 regional Alaskan Native corporations formed in 1971 under the Alaska Native Claims Settlement Act (ANCSA). Calista Corporation's land entitlements exceed 6.5 million acres in Southwest Alaska and contain several significant mineral occurrences, including Goodnews Bay (platinum) and Donlin Creek gold project (14.8 million ounces Measured and Indicated and 13.6 million ounces Inferred).

On February 7, 2008, the Company has announced that the assay results from the 2007 sampling from the Goodnews Platinum Project JV.  2007 field activities commenced in June with a six person team collecting 651 grab rock outcrop samples, 26 coarse wash pan concentrate samples, and 110 auger soil samples.  The 2007 GPP exploration program has identified numerous areas of lode Pt mineralization in the uplands surrounding the Salmon River drainage.

Subsequent to year end, on June 3, 2008, the Company announced that the $1,000,000 drill program has commenced on the Goodnews Bay Platinum Project. The objective will be to drill two established targets and to define additional new platinum mineralization. The Last Chance and Susie West prospects have been delineated as drill targets for the exploration program.  The Company will also continue its soil-rock interface sampling program on Suzie Mountain, to expand on existing drill targets and test additional ground which was beyond the 40 foot depth limit of the soil auger drilling rig utilized in 2007.

Reconnaissance, Alaska Properties (Kane, Tonsina, S.E property)

The Company entered into a reconnaissance exploration agreement with Stillwater Mining Company that was terminated in March of 2008.  Under the terms of the original agreement, Stillwater expended $500,000 in 2007 to fund an Alaskan PGM reconnaissance program in order to identify potential PGM projects for further exploration.

Union Bay, Alaska

The Union Bay project is a 50/50 joint venture project with Freegold Ventures Limited.  No programs were carried out during the past year, although management continues to believe that there are drill targets that warrant future programs on the   property.

New Zealand

During the previous year, the Company allowed one permit to lapse and transferred title on the other permit to Mainland Resources Ltd. (a private company registered in New Zealand) while retaining a 2% NSR.  Accordingly, all acquisition and exploration costs previously incurred have been written-off.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Pacific North West Capital Corp. for each of the three most recently completed financial years.  The information set forth below was extracted from and should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Years Ended April 30, (audited)
	2008	2007	2006
Total Revenues	$ 843,972	$ 196,510	$ 264,895
General and administrative expenses	2,091,920	1,548,266	1,365,123
Mineral property cash costs incurred	3,602,672	834,473	2,317,567
Mineral property cash costs recovered	-	-	(1,233,212)
Income (loss) before other items in total	(2,091,920)	(1,548,266)	(1,365,123)

Basic and diluted loss per share	(0.04)	(0.04)	(0.04)
Net income (loss) from continuing operations in total	(883,378)	(1,230,764)	(1,344,822)
Basic and diluted loss per share	(0.02)	(0.03)	(0.04)
Totals Assets	17,087,029	7,315,871	5,681,742
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

	For the Quarters Ended (unaudited)
	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31
	2008	2008	2007	2007	2007	2007	2006	2006
Total revenues	$236,388	$279,795	$286,183	$41,606	$98,146	$34,548	$28,880	$34,936
Net income(loss)	(60,551)	(71,181)	(87,447)	(664,199)	(268,314)	(276,219)	(314,114)	(372,117)
Net income(loss) per share	0.00	0.00	0.00	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Total assets	17,087,029	14,432,495	14,346,726	14,519,672	7,315,871	7,742,476	5,026,511	5,309,172

Results of operations

The year ended April 30, 2008 resulted in a net loss of $883,378 which compares with a loss of $1,230,764 for the same period in 2007.  The loss for 2008 has been reduced by $462,520 (2007 - 302,986) by the tax benefit associated with the renunciation of flow-through shares.  General and administrative expenses for the year ended April 30, 2008 were $2,091,920, an increase of $543,654 over the same period in 2007. An aggregate stock-based compensation of $259,900 was recorded as compared to $103,394 in the previous year.  Stock-based compensation is broken down on the income statement according to the applicable expense category.  Consulting fees increased by $89,028 for a total of $317,600 as several new projects were acquired.  Travel and lodging costs of $197,051 were incurred as the Company was actively acquiring new exploration projects.  All other general and administrative costs were relatively the same compared to the previous year.  Project management fees of $297,622 were earned during the year compared to $49,209 in the previous year, an increase of $248,413 due to the 10% management fees of West Timmins Nickel Project direct project costs, interest and other income was $314,082, an increase of $166,781 over last year as the interest rate on deposits increased and the Company had more funds on deposit.  $232,268 gain on sale of investment was the result of the sale of 100,000 shares of

Freegold held as an investment and $488,215 unrealized loss on investment portfolio as a result of the fair value presentation required in the CICA Handbook Section 3855.

During the year ended April 30, 2008, the Company incurred mineral property cash costs of $3,602,672.  An exploration program on the mineral property option agreement with Xstrata Nickel in the Timmins area of Ontario cost $1,288,001 for cumulative expenditures of $3,093,967.  Coldwell Project staking cost $223,761 and exploration cost $655,330 for a total of $879,091.  $145,555 was incurred to stake certain mineral claims in the East Sudbury Marathon area of Ontario.  A further $167,581, was incurred with SOQUEM on the Quebec properties, $605,287 was incurred on the Goodnews Bay Alaskan project while $500,000 cash was received from Stillwater.  Alaska Reconnaissance properties includes Kane, Tonsina and SE Alaska totalled to $414,385 with this amount being funded by Stillwater, received cash of $500,000.  Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $459,807 for the year ended April 30, 2008, the Company increased public awareness of its projects in Europe and the United States.

Liquidity and capital resources

At April 30, 2008, the Company’s working capital, defined as current assets less current liabilities, was $10,088,901 compared with working capital of $4,298,776 at April 30, 2007.  Flow-through funds of $2,057,860 must be spent before December 31, 2009 on qualified Canadian mineral exploration, and are included in working capital.

During the year, the Company issued 19,049,306 shares for gross proceeds of $10,806,924 of which 8,084,000 were issued as flow-through shares in the amount of $4,492,000.  210,000 shares valued at $105,000 were issued as a finder's fee in relation to the flow-through private placement.  A further 50,000 performance shares for proceeds of $500 with a fair value of $18,500 were issued.  132,500 options were exercised for proceeds of $53,000 and 220,000 shares were issued for mineral properties at a value of $110,150.

The Company has total issued and outstanding of 61,658,008 shares at April 30, 2008.

During the year, $845,679 was used to purchase shares in several public companies.  The Company has a portfolio of investments with a book value of $946,782 and a market value of $935,636 as at 30 April 2008.  The main investments consist of 385,688 shares of Freegold Ventures Limited, 196,600 shares of CanAlaska Uranium Ltd. and 174,500 shares of El Nino Ventures Inc. which previously had certain directors in common.  These amounts are included in the above working capital.

Contractual commitments

By agreement effective 1 December 2005 the Company entered into a five-year management agreement with a company controlled by a director and chairman.  Compensation is $7,350 per month for the first year, with a 5% increase on each anniversary date plus benefits.  The chairman and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is automatically renewable for two-year periods.  The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years compensation.

The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company.

The Company must incur mineral property operating expenditures equal to the proceeds of all flow-through shares issued by the Company.  These mineral property operating expenditures must be incurred within a period of two years from the date of issue of the flow-through shares.

The Company is committed under an operating lease with a Company for its office premises with the following minimum lease payments to the expiration of the lease on 30 November 2011.

Year ended April 30,	2008	2009	2010	2011	Thereafter

Management agreement	$94,546	$99,273	$104,233	$62,538	-
Office lease	$42,379	$42,379	$42,379	$24,721	-

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period.  Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, and share compensation.  These estimates are reviewed periodically (at least annually), and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

A detailed summary of all of the Company’s significant accounting policies is included in note 1 to the financial statements for the year ended 30 April 2008.

Changes in Accounting Policies

Effective 1 May 2007, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”; Section 3865, “Hedges”; Section 1530, “Comprehensive Income”; and Section 3861, “Financial Instruments – Disclosure and Presentation” (the “Financial Instrument Standards”).  These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

Effective 1 May 2007, the Company adopted the revised CICA Handbook Section 1506, Accounting Changes, which requires that a voluntary change in accounting policy can be made only if the changes result in more reliable and relevant information and are accompanied with disclosures of prior period amounts and justification of the changes.  The section also requires that the nature and amount of material changes in estimates be disclosed.  The Company has not made any voluntary change in accounting policies or significant changes in estimates that are not otherwise disclosed since the adoption of the revised section.

Financial Instruments - Recognition and Measurement

Section 3855 requires that all financial assets and financial liabilities be measured at fair value on initial recognition except for certain related party transaction.  Financial instruments classified as held-for-trading are measured at fair value and unrealized gains and losses are included in the net income in the period in which they arise.  The Company has historically measured these instruments at the lower of cost and market value and any unrealized gains or losses have been included in net income.

Comprehensive Income

Section 1530 introduces other comprehensive income (loss).  Comprehensive income (loss) includes both net earnings (losses) and other comprehensive income.  Other comprehensive income (loss) includes holding gains and losses on available-for-sale investments, gains and losses on certain derivative instruments and any foreign currency gains and losses relating to self-sustaining foreign operations where applicable, all of which are not included in the calculation of net earnings (loss) until realized.  The only impact on the Company of adopting these new standards was the recognition of unrealized gains and losses on investments, which has been included as part of shareholders' equity under "Other Comprehensive Loss".  As required by the prospective implementation of these new standards, the comparative financial statements have not been restated.  A  transitional adjustment of $477,069 has been recorded to provide for the unrealized gain in investments at 30 April 2008.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, available-for-sale securities, accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value unless otherwise noted.

Future Changes in Accounting Policies

CICA Handbook Section 3862 "Financial Instrument Disclosures" and CICA Handbook Section 3863, "Financial  Instruments - Presentation" requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks.  CICA Handbook Section 1400, "General Standards on Financial Statement Presentation", has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern.  The Company is currently assessing the impact of these new accounting standards on its financial statements.

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Related party transactions

During the year ended 30 April 2008, the below related parties were paid the following:  A total of $128,807 was paid to a Company controlled by the President and Director of the Company for management services;  a total of $30,973 was paid to a Company controlled by the former Corporate Secretary for consulting services; a total of $45,000 was paid to a Company controlled by the former Chief Financial Officer for accounting services; a total of $14,665 was paid to a Company controlled by the former Vice-President of Business Development for consulting fees; at total of $115,184 was paid to a Company controlled by the Vice-President Project Development engineering and consulting services and a total of $92,400 was paid to a Company controlled by the Vice-President of Exploration for engineering and consulting services.

Effective 1 February 2005, the outside directors are entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the year $45,000 was paid/accrued to directors.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at 30 April 2008, there were 61,658,008 outstanding common shares compared to 41,996,202 outstanding shares at 30 April 2007.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company stock option plan.  The terms and outstanding balance are disclosed in the table below:

Number outstanding 30 April 2007	Granted	Exercised	Expired	Cancelled	Number outstanding 30 April 2008	Exercise price per share	Expiry date
150,000	-	-	(150,000)	-	-	$0.60	1 July 2007
740,000	-	-	(720,000)	(20,000)	-	$0.60	31 December 2007
545,000	-	-	-	(20,000)	525,000	$0.76	10 September 2008
1,575,000	-	-	-	(50,000)	1,525,000	$0.70	5 November 2009
419,500		-	-	(7,500)	412,000	$0.83	28 February 2010
380,000	-	-	-	(10,000)	370,000	$0.60	3 May 2010
100,000	-	(100,000)	-	-	-	$0.40	13 July 2010
310,000	-	(25,000)	-	(160,000)	125,000	$0.40	3 February 2011
340,000	-	(7,500)	-	(100,000)	232,500	$0.40	19 April 2011
50,000	-	-	-	-	50,000	$0.50	8 May 2011
20,000	-	-	-	-	20,000	$0.50	19 May 2011
75,000	-	-	-	(75,000)	-	$0.45	12 October 2011
150,000	-	-	-	-	150,000	$0.47	14 February 2009
100,000	-	-	-	(100,000)	-	$0.47	14 February 2012
-	1,500,000	-	-	(630,000)	870,000	$0.55	18 May 2012
-	50,000	-	-	-	50,000	$0.72	27 June 2012
-	100,000	-	-	-	100,000	$0.70	13 August 2012
-	280,000	-	-	-	280,000	$0.50	11 October 2012
-	130,000	-	-	-	130,000	$0.50	29 October 2012
-	85,000	-	-	-	85,000	$0.50	14 November 2012
-	1,200,000	-	-	-	1,200,000	$0.60	22 February 2013
4,954,500	3,345,000	(132,500)	(870,000)	(1,172,500)	6,124,500

During the year ended 30 April 2008, 2,697,990 performance shares were reserved for issue.  At the discretion of the Board, these shares may be issued to such arm's length parties as the Board considers desirable to attract to the Company.  To date, 450,000 performance shares have been issued at $0.01 per share.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure.  As at the end of the period covered by this management’s discussion and analysis, management has evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on the evaluation of the disclosure controls performed to date, management of the Company has determined that certain weaknesses existed in internal controls over financial reporting.  The existence of these weaknesses is mitigated by senior management monitoring which exists.  The Company is taking steps to augment and improve the design of procedure and controls impacting these areas of weakness over internal control over financial reporting.

Internal Controls and Procedures

Internal controls and procedures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the Company’s generally accepted accounting principles.  As at the end of the period covered by this management’s discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws.

The Company has evaluated the design of its internal controls and procedures over financial reporting for the year ended 30 April 2008.  Management has determined that certain weaknesses existed in the design of its internal control which is mitigated by senior management monitoring.  Management continues to review and refine its internal controls and procedures.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

Outlook

The Company currently has a joint venture agreement in which Kaymin Resources Limited (Anglo Platinum) is earning an interest in the Company’s River Valley project by carrying all costs and making exploration expenditures.  The Company and Stillwater Mining Company (“Stillwater”) entered into an option agreement to spend US$4,000,000 by December 31, 2010 to earn 50% of the Goodnews Bay, Alaska property.  The Company ended April 30, 2008 with a strong cash position that will enable it to continue its own exploration effects in the United States and Canada, to continue seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

Approval

The Board of Directors of the Company has approved the disclosure contained in this annual MD&A.  A copy of this annual MD&A will be provided to anyone who requests it.

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles, and contain estimates based on management’s judgment.  Management maintains an appropriate system of internal control to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company’s auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company’s auditors, James Stafford, Inc. Chartered Accountants, are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards, and their report follows.

___________________________

___________________________

Harry Barr

Robert Guanzon

Chief Executive Officer

Chief Financial Officer

and Director